Exhibit 99.1

February 27, 2013

Mr. Bruce McLeod

Executive Chairman & CEO

Empire Energy Group Limited

Level 7

151 Macquarie Street

Sydney NSW 2000

Australia

Dear Mr. McLeod:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved, probable, and possible reserves and future cash flow, as of December 31, 2012, to the Empire Energy USA LLC (Empire) interest in certain properties located in Kansas. As requested, this report has been prepared using variable prices and constant cost parameters as set forth in subsequent paragraphs of this letter.

Summarized below are LPC’s estimates of net reserves and future net cash flow. Future net revenue is prior to deducting estimated production taxes. Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the Empire interest, as of December 31, 2012, to be:

	Net Reserves	Future Net Cash Flow ($)
Category and Entity	Oil (Barrels)	Gas (Mcf)	Total	Present Worth at 10%
Proved Developed
Producing	2,525,110	220,010	$120,910,870	$54,029,610
Non-Producing	225,780	0	13,601,780	5,433,840
Proved Undeveloped	566,160	130,490	29,443,780	15,420,700

Total Proved(1)	3,317,050	350,500	$163,956,430	$74,884,150

(1)	The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.

The oil reserves include crude oil and condensate. Oil reserves are expressed in barrels, which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

The estimated reserves and future net cash flow shown in this report are for proved developed producing reserves and for certain properties, proved developed non-producing, and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Definitions of all reserve categories used in this report are presented immediately following this letter.

2435 N Central Expressway, Suite 1500 • Dallas TX 75080 • Phone (214) 363-3337 • Fax (214) 363-1608

Our estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance. In some instances, comparisons were made with similar properties where more complete data were available.

As requested, oil and gas prices used in this report have been specified by Empire and correspond to the average price per year of futures contracts traded on the NYMEX at the close of trading on December 31, 2012. Oil prices are referenced to a per-barrel NYMEX West Texas Intermediate (WTI) futures contract price adjusted for gravity, transportation fees, and regional price differentials. Gas prices are referenced to a per-MMBtu NYMEX Henry Hub futures contract price adjusted for energy content, transportation fees, and regional price differentials. Average annual prices, before adjustments, have been scheduled in the future as follows:

	Oil Prices	Gas Prices
Year	($/Barrel)	($/MMBtu)
2013	93.19	3.56
2014	92.36	4.03
2015	90.26	4.23
2016	88.29	4.42
Thereafter	86.88	4.63

Lease and well operating expenses were specified by Empire and accepted as presented. Expenses for the properties include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Empire are not included. Lease and well operating costs are held constant throughout the life of the properties.

Capital costs and timing of all investments have been provided by Empire. These costs are included as required for workovers, new development wells, and production equipment. These costs are held constant until the date of expenditure.

LPC has made no investigation of possible oil and gas volume and value imbalances that may have been the result of overdelivery or underdelivery to the Empire interest. Our projections are based on Empire receiving its net revenue interest share of estimated future gross oil and gas production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by Empire Energy USA LLC, or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Empire including the extent and character of the interest evaluated.

LaRoche Petroleum Consultants, Ltd.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. No consideration was given to salvage values or abandonment costs for the properties. In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

This report is solely for the use of Empire Energy USA LLC, its agents, and representatives in their evaluation of these properties and is not to be used, circulated, quoted, or otherwise referenced for any other purpose without the express written consent of the undersigned. Persons other than those to whom this report is addressed shall not be entitled to rely upon the report unless it is accompanied by such consent.

LaRoche Petroleum Consultants, Ltd.

We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.

Very truly yours,

/s/ LaRoche Petroleum Consultants, Ltd
LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360

/s/ Al Iakovakis
Al Iakovakis
Manager of Unconventional Resource Evaluations
Senior Staff Engineer

/s/ William M. Kazmann
William M. Kazmann
Licensed Professional Engineer
State of Texas No. 45012

AI:ss

12-930

LaRoche Petroleum Consultants, Ltd.

DEFINITION OF RESERVES

Condensed from SPE/WPC/AAPG/SPEE

Petroleum Reserves Management System Document

Disseminated Jointly By:

Society of Petroleum Engineers (SPE) (Approved April 11, 2007)

American Association of Petroleum Geologists (AAPG)

World Petroleum Council (WPC)

Society of Petroleum Evaluation Engineers (SPEE)

RESERVES are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions. Reserves must further satisfy four criteria: they must be discovered, recoverable, commercial, and remaining (as of the evaluation date) based on the development project(s) applied. Reserves are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by development and production status.

PROVED RESERVES

Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods, and government regulations.

If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate.

The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data.

In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves

Developed Reserves are expected quantities to be recovered from existing wells and facilities. Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed Reserves may be further sub-classified as Producing or Non-Producing.

LaRoche Petroleum Consultants, Ltd.

Developed Producing reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing reserves include shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

Undeveloped Reserves are quantities expected to be recovered through future investments:

(1) from new wells on undrilled acreage in known accumulations,

(2) from deepening existing wells to a different (but known) reservoir,

(3) from infill wells that will increase recovery, or

(4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.

LaRoche Petroleum Consultants, Ltd.